THE O’NEAL LAW FIRM, P.C.
14835 East Shea Boulevard
Suite 103, PMB 494
Fountain Hills, Arizona 85268
(480) 812-5058 (Tel)

December 11, 2007

Mr. Ryan Rohn
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Affordable Green Homes International, Inc.
       Form 8-K (1st Amendment)
       File No.  333-144765
       Filed December 4, 2007

Dear Mr. Rohn:

We are writing in response to your comment letter dated December 5, 2007 in connection with the above-referenced filing.

Comment #1: We note your disclosure in the second paragraph that the principal accountant’s report on the financial statements did not contain any adverse opinion or disclaimer of opinion, and was not modified as to uncertainty, audit scope, or accounting principles. However, we note the audit report included in your Form SB-2 filed July 23, 2007, includes a going concern paragraph. Please revise accordingly.

Response: We have revised the disclosure to include a reference to the going concern qualification included in the principal accountant’s audit report included in the Company’s Form SB-2 filing dated July 23, 2007.

Comment #2: In addition, please revise your second paragraph to clearly identify the periods covered by the principal accountant’s report. Your current disclosure appears to state that it covers the period from your inception on October 10, 2006 through March 31, 2007, and the subsequent interim periods through November 26, 2007.

Response: We have revised this disclosure to clearly state that the principal accountant’s audit report covers only the period from the Company’s inception on October 10, 2006 through March 31, 2007.

Comment #3: To the extent that you make changes to the Form 8-K to comply with our comments, please obtain an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

Response: We have included an updated Exhibit 16 letter from the former accountants.

Please do not hesitate to contact us if you have any further questions.

Very truly yours,

/s/William D. O’Neal
William D. O’Neal